UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nuvectra Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67075N108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67075N108

(1)	Name of Reporting Person Accellent Holdings LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Millennium Fund L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Associates Millennium L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Millennium GP LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Fund Holdings L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Fund Holdings GP Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Group Holdings L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Group Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR & Co. L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 67075N108

(1)	Name of Reporting Person KKR Management LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 982,237

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 982,237

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 67075N108

(1)	Name of Reporting Person Henry R. Kravis

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 982,237

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 982,237

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 67075N108

(1)	Name of Reporting Person George R. Roberts

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 982,237

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 982,237

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 982,237

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.5%

(12)	Type of Reporting Person (See Instructions) IN

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Common Stock, $0.001 par value (“Common Stock”), of Nuvectra Corporation (the “Issuer”).

Item 1.
	(a)	Name of Issuer. Nuvectra Corporation
	(b)	Address of Issuer’s Principal Executive Offices. 5830 Granite Parkway Suite 1100 Plano, Texas 75024

Item 2.
(a)

Name of Persons Filing.

Accellent Holdings LLC

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

(b)

Address of Principal Business Office, or, if none, Residence.

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

	(c)	Citizenship. See Item 4 of each cover page.
	(d)	Title of Class of Securities. Common Stock, par value $0.001 per share (“Common Stock”).
	(e)	CUSIP Number. 67075N108

Item 3.
Not applicable.

Item 4.	Ownership.
(a)

Accellent Holdings LLC holds 982,237 shares of Common Stock.  Each of KKR Millennium Fund L.P. (as the managing member of Accellent Holdings LLC), KKR Associates Millennium L.P. (as the general partner of KKR Millennium Fund L.P.), KKR Millennium GP LLC (as the general partner of KKR Associates Millennium L.P.), KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited), KKR Management LLC (as the sole general partner of KKR & Co. L.P.), and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC) may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Accellent Holdings LLC, but each disclaims beneficial ownership of such shares.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than such reporting persons, the partners, members, affiliates or shareholders of such reporting persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017

ACCELLENT HOLDINGS LLC

By:	KKR Millennium Fund L.P., its managing member

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR MILLENNIUM GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement, dated February 10, 2017
2	Powers of Attorney